Exhibit 21

LIST OF SUBSIDIARIES OF
MARINEMAX, INC.
(as of December 15, 2008)

State of Incorporation
Name of Subsidiary	or Organization

Boating Gear Center, LLC(1)	Delaware
MarineMax East, Inc.	Delaware
MarineMax Northeast, LLC(1)	Delaware
MarineMax Realty, LLC	Delaware
MarineMax Services, Inc.(1)	Delaware
Newcoast Financial Services, LLC	Delaware

(1)	Wholly owned subsidiary of MarineMax East, Inc.